August 11, 2023

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	INFINT Acquisition Corporation Amendment No. 4 to Registration Statement on Form S-4 Filed on June 9, 2023 File No: 333-267662

Dear Mr. Anderegg:

On behalf of INFINT Acquisition Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 4 Registration Statement on Form S-4 (File No. 333-267662) (the “Registration Statement”). An electronic version of Amendment No. 5 (“Amendment No. 5”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 5, is referred to as the “Amended Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated July 28, 2023, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Greenberg Traurig, LLP
One Vanderbilt Avenue | New York, NY 10027 | T +1 212.801.9200 | F +1 212.801.6400
www.gtlaw.com

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 2

Amendment No. 4 to Form S-4 filed June 9, 2023

Risk Factors

General, page 47

1.	It appears that following the transaction, approximately 15% of your revenue will continue to be generated from customers in Hong Kong. We also note that the Chairman of New Seamless, Mr. Kong, appears to be located in or have ties with Hong Kong and/or the PRC, and after the transaction, Mr. Kong will own a majority of the outstanding shares for New Seamless as well as TNG Asia and GEA, which are located in Hong Kong. Further, we note that certain executive officers and directors of New Seamless appear to be located in Hong Kong and/or the PRC. Given the ties to Hong Kong and the PRC, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Please also disclose the legal and operational risks associated with such ties to Hong Kong and the PRC, and make clear whether these risks could result in a material change in your operations and/or the value of New Seamless’ securities.

Response: The Company respectfully advises the Staff that Seamless believes the intervention or control of New Seamless by the PRC or Hong Kong government with New Seamless is unlikely for the reasons set forth below; however, the Company has added a risk factor disclosing the impact on New Seamless in the unlikely event this occurs.

The operation of TNG Asia is regulated by the Hong Kong Monetary Authority and the operation of GEA is regulated by the Hong Kong Custom and Excises Department. Both TNG Asia and GEA are not regulated or governed by any PRC authorities or regulators. Further, both TNG Asia and GEA are not in high tech or sensitive industries, and neither has more than one million users nor possesses any sensitive personal data. To date, neither the PRC nor the Hong Kong authorities have given any indication of shutting down remittance businesses in general or of TNG Asia and GEA in particular. Given that foreign workers are important to the Hong Kong economy, and they will only work if they are permitted to remit salary back to their home country, any possibility of a shutdown would cause great damage to the Hong Kong economy. As a result, Seamless does not anticipate any intervention or control from the PRC or Hong Kong authorities based on the operations of either TNG Asia or GEA. In the very unlikely scenario TNG Asia and GEA were not allowed to conduct business with New Seamless after the closing of the business combination, Seamless believes this would result in an approximate loss of 15% of TPV, or 9.4% of remittance revenue for Tranglo’s remittance business for the year ended December 31, 2022, and a corresponding loss of 5.5% total revenue, or 5.3% of gross profit. While a loss of 5% of total revenue would be significant, it is significantly lower than the 15% of revenue suggested by the Staff.

On the other hand, Tranglo is based in Malaysia and WalletKu is entirely in Indonesia. As such, the two subsidiaries of Seamless will not be governed or regulated by Hong Kong or PRC authorities. Tranglo is regulated by four central banks: the central bank of Malaysia (BNM), the Monetary Authority of Singapore (MAS), the central bank of UK and the central bank of Indonesia. WalletKu is regulated by the Commerce Department of Indonesia.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 3

Tranglo is based in Malaysia with its main overseas branch in Singapore. As of December 31, 2022, Tranglo’s remittance network now covers 22 countries, with its top four remittance sending countries being Hong Kong, UK, Singapore, Korea, and top four remittance receiving countries being Philippines, Indonesia, Malaysia, and Nepal. For its global airtime transfer business, as of December 31, 2022, the top four sending countries were Malaysia, UAE, Saudi Arabia, and Ireland, whereas the top four receiving countries were Indonesia, Pakistan, Philippines, and Bangladesh. WalletKu is based in Indonesia, and its business is focused on the Indonesian market. We do not think that Hong Kong or the PRC have the authority, or direct or indirect power, to regulate or intervene in the operations of these two entities.

We also note that the operating team of Tranglo resides mostly in Malaysia with some team members located in Singapore. The entire management team of WalletKu resides in Indonesia. Accordingly, Seamless believes that the operating teams of the two businesses comprising New Seamless are beyond the reach of Hong Kong or the PRC regulators.

Further, the board of New Seamless after completing the business combination will be comprised of five directors, of which the Chairman, Mr. Kong, is a Malaysian citizen and the remaining four independent directors are not citizens of China or Hong Kong. Of the four independent directors, two independent directors are United States citizens who reside regularly in the USA, one independent director is a Singaporean citizen normally residing in Singapore whereas another independent director is a Malaysian citizen normally residing in Malaysia. Other than his businesses, Mr. Kong has no ties to Hong Kong or the PRC and is not active in politics. Seamless does not believe that Mr. Kong would be subject to control by the Chinese government or that the Chinese government has the ability to control the business or operations of New Seamless.

It will be difficult to acquire jurisdiction and enforce liabilities..., page 63

2.	Please revise this risk factor to identify any directors, officers or members of senior management located in the PRC or Hong Kong and specifically address the challenges of bringing actions and enforcing judgments/liabilities against such individuals. Please include a similar discussion in “Management of New Seamless Following the Business Combination” starting on page 235.

Response: The Company has revised the risk factor on page 63 of the Amended Registration Statement to address the Staff’s comment. In addition, the Company also included a similar discussion on page 237 in “Management of New Seamless Following the Business Combination” section.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 4

Becoming a public company through a merger..., page 79

3.	Your revised disclosure states that there may be other relevant agreements relating to Ripple, including agreements relating to the transfer of interests in Tranglo, which were not part of InFinT management’s review. Please tell us whether you have filed as exhibits all agreements with Ripple that are required to be filed by Item 601(b)(10) of Regulation S-K, including any in which Seamless has a beneficial interest, even if Seamless or Tranglo are not parties to the agreement. To the extent that you have not filed all such agreements, such as the agreements relating to the transfer of interests in Tranglo, please file these agreements and revise the prospectus to disclose the material terms of such agreements.

Response: The Company respectfully advises the Staff that it believes that Seamless has provided, and the Company has filed, all material agreements to which Seamless or any of their subsidiaries are a party to or has a beneficial interest in. As noted in the Company’s prior response letter to the Staff, Seamless did not have any interest in the third-party transfer of its interests in Tranglo to Ripple as Seamless’ interest in Tranglo and vis-à-vis Ripple are governed by the Shareholders’ Agreement between Tranglo, Seamless and Ripple, which has been previously filed as an exhibit to the Registration Statement.

Tranglo, page 181

4.	On page 186 you disclose that in connection with the failure of Silicon Valley Bank and “certain matters effecting the cryptocurrency market more broadly,” Tranglo paused the prefunding process using XRP. Please disclose when you paused the XRP prefunding process, elaborate on why it was paused, and disclose when and if you expect to resume the process. Disclose any implications of this pause on your agreements and relationship with Ripple, any material impacts to your financial condition and results of operation, the impact on the proposed transaction with InFinT, as well as any reputational impact. Please also revise the disclosure throughout your prospectus to reflect that the XRP prefunding process is paused, as the current disclosure suggests that this process is active.

Response: The Company, on behalf of Seamless, respectfully advises the Staff that the XRP prefunding process was suspended for 9 of the 11 active ODL customers of Tranglo and, as a result, Tranglo’s ODL flow was significantly reduced from March 15, 2023 onwards due to the illiquidity of the crypto exchange to support XRP liquidation. However, the XRP process was never completely suspended. The XRP prefunding process for these customers was partially restored two weeks later but the ODL flow recovered more slowly. Seamless restated and clarified the XRP prefunding process on page 186 of the Amended Registration Statement.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 5

In February, before the suspension, the monthly TPV was RM1.35 billion, of which 35% was ODL flows. This represents an average daily TPV of RM48 million. The monthly remittance revenue for February 2023 was RM6.2 million, representing an average daily revenue of RM0.22 million.

After the reduction on March 15, 2023, the monthly TPV for March 2023 was RM1.58 billion, representing an average daily TPV of RM51 million and a growth of 6% compared to the average daily TPV in February 2023. The ODL flows decreased to 16% of the total TPV, while the fiat currency flows increased to RM1.36 billion, or 84% of the total TPV, representing a growth of 36% compared to the monthly TPV for February 2023. The monthly remittance revenue increased to RM7.7 million, representing an average daily revenue of RM0.25 million. This also represents a growth of 14% compared to the average daily revenue of February 2023.

In April 2023, the monthly TPV decreased by 9% compared to the monthly TPV of March 2023 to RM1.43 billion, representing an average daily TPV of RM48 million. The average daily TPV in April 2023 represents a decline of 6% compared to the average daily TPV of March 2023. The ODL flows further declined to represent only 7% of the total TPV. The monthly remittance revenue for April 2023 was RM7.1 million, representing an average daily revenue of RM0.24 million and a relatively small decline of 4% compared to the average daily revenue of March 2023.

For the month of June 2023, the total remittance TPV was RM1.9 billion, representing an average daily TPV of RM63 million. This represents a growth of 31% as compared to April 2023. For the month of June, the ODL flows represented only 7% of the total TPV which is the same as April 2023.

Most of the crypto exchange and crypto market traders maintain accounts with Silvergate Bank, Signature Bank and Silicon Valley Bank. Upon the collapse of these banks, there was not enough liquidity for the crypto exchange to support XRP liquidation and both Ripple and Tranglo agreed to reduce the ODL services. As a result, Tranglo reduced significantly its ODL services from March 15, 2023 onwards. The average daily ODL liquidation volume for the 14 days’ period after March 15, 2023 was only around 6.5% of the average daily ODL liquidation volume for the 14 days’ period before March 15, 2023. Such services recovered very slowly in the following two weeks and are still not fully restored.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 6

Subsequent to the temporary suspension of ODL services in mid-March 2023, most of Tranglo’s ODL partners switched to adopt the fiat currency prefunding in conducting their remittance business. Even prior to the reduction, the ODL service provided by Ripple only accounted for approximately 35% of Tranglo’s overall remittance business. Both the average daily TPV and revenue increased during the month when the ODL services were put on hold for some ODL customers. With the suspension, those customers adapted and continued using Tranglo for cross-border remittances. As a result, the loss of the Ripple service was not material to Tranglo’s business.

Moreover, for the month of June 2023, the average daily TPV increased by 31% as compared to the month of April 2023, despite that the ODL flows had not recovered fully and only represented 7% of the total TPV in June 2023. Based on the continual growth in Tranglo’s remittance business despite that the ODL liquidation had not fully recovered, management considers that the temporary suspension in ODL services had no material adverse impact on the Company’s financial performance or reputation in the industry.

How Ripple’s On-Demand Liquidity (OLD) works with Tranglo, page 186

5.	In your response to comment 20 you refer to “payments to Ripple for the 2022 and 2021 years presented.” Tell us and revise your disclosure as necessary to clarify to what these payments relate. Also provide to us an accounting analysis with specific citation to authoritative literature supporting your accounting for such payments.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in Note 20 to the Seamless Group Inc. financial statements on page F-67 of the Amended Registration Statement to explain that the nature of payments to Ripple for the 2022 and 2021 years was for ODL prefunding transactions.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 7

As illustrated in the ODL Fund flow above, step 4 is the point at which Seamless records a liability to Ripple Services, Inc. (as defined in FASB Concept Statement 6, paragraph 35). When Seamless makes a payment to Ripple Services, Inc., it reduces the liability (in accordance with ASC 405-20-40-1) to the extent of the cash paid.

As an example, pursuant to the Master XRP Commitment to Sell Agreement between GEA Limited as the ODL RP and Ripple Labs (“Ripple Labs”), the ODL balance held by ODL RP (GEA Limited) is denominated in USD. Payments to Ripple Labs are also made in fiat currency (e.g. USD).

Accounting entries for ODL RP are as follows:

	ODL RP’s (GEA’s) XRP in its crypto Wallet	ODL RP’s (GEA’s) Pre-Funding account with Tranglo (USD fiat currency in the Pre-funding account)	Accounting Entry by ODL RP (GEA)

Ripple Labs Prefund 500,000 XRP into GEA’s crypto Wallet under Bailment arrangement	+ 500,000.00	-	No recognition of XRP is made given XRP ownership in the slippage pool is under bailment arrangement

GEA purchase Committed XRP300,000 (withdraw XRP from Bailment account) from Ripple Labs, at an agreed USD price of USD100,000 (Market price at the time assumed as USD0.3333). Ripple Services Inc. provides the guarantee for exchanging XRP300,000 into USD100,000 for this ODL transaction	- 300,000.00	+USD100,000	Dr Intangible assets (XRP wallet) USD100,000 Cr Payable to Ripple Labs USD100,000 Dr Pre-funding to Tranglo USD100,000 Cr Intangible assets (XRP wallet) USD100,000

XRP is instantaneously sent to Tranglo for liquidation into guaranteed amount of fiat currency of USD100,000. Tranglo is guaranteed by Ripple Services Inc. to obtain USD100,000 after liquidation of the XRP it receives.

Balance C/F	200,000	-	Remaining XRP Wallet on bailment, no recognition of XRP is made

Settlement to Ripple Labs, after one week	Not applicable	Not applicable	Dr Payable to Ripple Labs USD100,000 Cr Cash and cash equivalents USD100,000

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 8

6.	We note your revisions in response to comment 9. Please clarify the nature and number of “accounts” and “wallets” involved in each step of the fund flow including but not limiting it to the following:

●	where they are located;
●	whether they are on blockchain or off-blockchain;
●	whether they are omnibus accounts;
●	who holds the private keys;
●	whether “wallets” and “accounts” have the same or a different meaning; and
●	how the bailment is effected and what it means when you refer to “Tranglo’s slippage pool wallet.”

Please also clarify how title transfers between Ripple and ODL RP and separately between ODL RP to Tranglo are effected (e.g., on blockchain or off-blockchain through a memo entry in an internal ledger, etc.); and clarify Ripples role in the transfer of XRP from ODL RP to Tranglo. In this regard, it is not clear how Ripple transfers the XRP to Tranglo when title passed from Ripple to ODL RP.

Response: The Company respectfully advises the Staff that all ODL RPs need to open accounts in certain selected crypto exchanges pre-approved by Ripple Labs, which are connected to RippleNet and can support the ODL services. For each crypto account, the account has a minimum of one crypto wallet, with or without another fiat currency wallet. The accounts are omnibus accounts that can hold other crypto currency assets in addition to XRP. The crypto exchanges hold the private keys on behalf of the ODL RPs, and act upon receiving instructions from the ODL RPs.

Tranglo opens and maintains accounts with the two crypto exchanges with the sole intention of liquidating XRP under the ODL model. These two exchanges have been pre-approved by Ripple Labs to ensure they have the necessary technical capability to support programmatic liquidation. Currently, Tranglo maintains accounts with Independent Reserve SG Pte Ltd based in Singapore and Betur Inc based in the Philippines. Each exchange is licensed in their respective jurisdictions. Both Independent Reserve SG Pte Ltd and Betur Inc are centralized exchanges and play a custodial role for their customers.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 9

The crypto account of Tranglo in either exchange is an omnibus account as the exchange is given access to a scheme of XRP addresses, so that the wallet addresses of the sender and receiver will have the XRP address and unique tag associated with that exchange. The two exchanges hold the private keys on behalf of Tranglo and act upon receiving instructions from Tranglo. As discussed below, the instruction to commence the programmatic liquidation by Tranglo is automatically issued upon Tranglo receiving the XRP as a result of an ODL transaction. The instruction occurs on RippleNet and is given to the relevant exchange. As a result, Tranglo does not have the ability to time the instruction or in any way alter the transaction for its benefit. Accordingly, Tranglo believes that this is consistent with a bailment arrangement. Both exchanges segregate customer funds from their own operational funds, and each crypto wallet in the exchange has a unique deposit location, but ultimately Tranglo believes the exchange stores all customer crypto in an omnibus account. Tranglo is provided an API key to access its crypto wallet in the exchanges.

Ripple Services, Inc. deposits XRPs into Tranglo’s crypto wallets from time to time, to maintain a certain level of XRP in the two crypto wallets, which are collectively called the Slippage Pool of Tranglo. Contractually, Tranglo does not have any ownership over the XRP transferred by Ripple Services Inc. into its wallets, or Slippage Pool, because Tranglo is only holding such XRP via a bailment arrangement.

Under a bailment arrangement, a bailee (recipient of goods/property) only gains possession of the goods/property, but has no legal title, ownership or proprietary rights over it. According to the agreement between Ripple Services Inc. and Tranglo, the XRP held in the wallets is solely used to facilitate the ODL transaction and all gain or loss on the XRP transaction is for the benefit of Ripple Services Inc. not Tranglo. Pursuant to the agreement between Tranglo and Ripple Services Inc., the transfer of such XRP into the Slippage Pool does not result in the transfer of legal title of such XRP to Tranglo. Further, Ripple Services Inc. retains the right to adjust the amount of XRP and any unused XRP shall be returned to Ripple Services Inc. in the event of termination or expiration. Therefore, Tranglo does not record any crypto holdings in its crypto wallets as crypto assets in its balance sheet. This is consistent with accounting literature that a bailee does not record the ‘bailed property’ as an asset. Please see FASB Concepts Statement No.8, Chapter 4, Paragraphs E16-17, which defines an asset.

With respect to GEA acting as an ODL RP, Ripple Labs Singapore Pte. Ltd has deposited XRP into GEA’s wallet under a bailment arrangement and all legal right and title remains with Ripple Labs Singapore Pte. Ltd. According to the Master XRP Commitment to Sell Agreement entered between Ripple Labs Singapore Pte. Ltd and GEA as the ODL RPs, upon the acceptance of an ODL transaction, the ODL RP has agreed to the terms offered via the RippleNet platform and simultaneously sends an instruction to its crypto exchange to transfer the amount of XRP from its wallet to Tranglo’s wallet. By agreeing to the terms and sending out the instruction to the exchange, the ODL RP is actually executing two orders simultaneously, via the RippleNet platform: 1, draw down or purchase from Ripple Labs the involved XRP, which transfers title to the XRP to the ODL RP; and 2, simultaneously and automatically sends via RippleNet the instruction to its crypto exchange to transfer the involved XRP. Therefore, at this juncture, the ODL RP has already agreed to “draw down” or “purchase” that amount of XRP from Ripple Labs, and therefore the legal title of that XRP involved passes from Ripple Labs to the ODL RP. In this regard, to “draw down” of XRP from the account is exactly the same as to “purchase” the XRP from Ripple Labs. From the perspective of the crypto exchange, the only instruction it receives from the ODL RP is to “transfer” the XRP to Tranglo’s wallet. From the perspective of the ODL RP, the moment the ODL RP agrees to the ODL transaction, and instructs the exchange to transfer the XRP involved from its crypto wallet to Tranglo’s wallet, it is tantamount to that the ODL RP agrees to “draw down” and “purchase” the XRP from Ripple Labs. As such, this transfer of legal title or right of the XRP involved is only done by off-blockchain internal ledger recording on the RippleNet platform, and there is no actual transaction or process for the step of “draw down” or “purchase” of the XRP by the ODL RP.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 10

The transfer of XRP from ODL RPs to Tranglo’s wallet is effected by crypto exchanges in form of blockchain transfer of XRP from the crypto wallet of the ODL RP to the crypto wallet of Tranglo. The transfer of XRP from ODL RP to Tranglo is that the whole “draw down” and “transfer” process is conducted automatically and instantaneously through RippleNet, as RippleNet is coordinating the whole process of instructing the crypto exchange to transfer the XRP from ODL RPs to Tranglo’s wallet, and the subsequent liquidation of the XRP to ensure that it can be completed within a very short period of time.

As part of the transaction, Ripple Services Inc. has committed to both the ODL RP and Tranglo that the execution of the ODL transaction will end up with the exact agreed amount in fiat currency as requested by the ODL RP and stated in the transaction, being provided to Tranglo which in turn will be deposited to the ODL RP’s fiat prefunding account at Tranglo. Thus, as part of the transaction, once Tranglo receives the XRP, it is immediately and automatically liquidated into fiat currency through a programmatic liquidation system which coordinates Tranglo to send the SELL instruction to Tranglo’s crypto exchanges. Since the execution of the ODL transaction is guaranteed by Ripple Services to yield the exact amount of fiat currency, the whole ODL transaction is equivalent to the ODL RP sending the exact amount of fiat currency to Tranglo for deposit into the ODL RP’s fiat prefunding account. This commitment provided by Ripple Services on the exact amount of fiat currency after liquidation is conducted through the use of the Slippage Pool, as explained below. Tranglo does not buy or borrow the XRP, and Seamless is of the understanding that the XRP is liquidated through selling the XRP directly in the crypto market by the exchanges. Seamless has no knowledge of the existence of any market maker or counterparty to that transaction. After liquidation, Tranglo receives the amount in fiat currency in its crypto wallet account and there is no residual crypto assets other than the Slippage Pool in Tranglo’s crypto wallet after any ODL transaction. Tranglo will then transfer that fiat currency to Tranglo’s own bank account on the next business day.

As mentioned in the above, Ripple Services deposits XRP into the Slippage Pool of Tranglo, which is under a Bailment arrangement. The Slippage Pool arrangement is such that for any ODL transaction, in the event that after selling (liquidation) of the XRP received from the ODL RP, Tranglo obtains less amount of fiat currency than what is guaranteed by Ripple Services for that ODL transaction, the crypto exchange will automatically make use of and sell the necessary amount of XRP in the Slippage Pool to cover for the shortfall in fiat currency. On the other hand, if Tranglo can get the guaranteed amount of fiat currency by selling partially instead of all of the XRP it receives, the crypto exchange leaves the surplus XRP in the Slippage Pool and it is the property of Ripple Services.

During the ODL transaction, the XRP are transferred from an ODL RP’s wallet to Tranglo’s crypto wallet at one of the two exchanges, which is also the same wallet for operating the Slippage Pool. Therefore, any draw down or transfer back of XRP between Tranglo’s prefunding receiving account and the Slippage Pool account during the XRP liquidation process is done by internal ledger recording only and no actual movements, transfers, or blockchain transactions are involved. Upon the execution of the ODL transaction, RippleNet coordinates Tranglo to automatically send a SELL instruction to the exchange to immediately initiate the programmatic liquidation (selling) of the XRP in Tranglo’s wallet, until the exact amount of fiat currency stated in the transaction is obtained. Once the amount of fiat currency is obtained in the liquidation process, the programmatic liquidation (selling) ceases. Eventually, the total liquidation or selling of the XRP may be more than, or less than the XRP received by Tranglo from its ODL RP, still the remaining XRP balance inside Tranglo’s crypto wallet belongs to the Slippage Pool only, and neither Tranglo nor the ODL RP retains or holds any XRP balance in Tranglo’s wallet after the complete execution of any ODL transaction. Therefore, these remaining XRP inside the wallet, either before or after any ODL transaction, belong to the Slippage Pool and thus are the property of Ripple Services instead of Tranglo. Since Tranglo never takes title to, or have any rights in, the residual XRP in its wallets any time after the completion of any ODL transaction, Tranglo does not record any crypto assets in its crypto wallet as its assets on its balance sheet.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 11

In this way, for any ODL transaction, any shortfall or surplus of XRP after programmatic liquidation will be covered by the XRP in the Slippage Pool, and for every ODL transaction, Tranglo is guaranteed to receive the exact amount of fiat currency as agreed in the ODL transaction. Tranglo does not receive any gain, or need to make up any shortfall from a shift in the value of XRP during the ODL transaction process.

7.	We note your disclosure that Tranglo “adopted” two crypto exchanges. Please further explain to us what you mean by “adopted.” Please clarify what the phrase “programmatic liquidation system developed by Ripple in the two crypto exchanges” means and how it relates contextually to Ripple’s relationship with those exchanges.

Response: The Company, on behalf of Seamless, respectfully advises the Staff that by adopting two crypto exchanges, it means that Tranglo opened and maintains accounts with the two exchanges discussed above with the sole intention of liquidating XRP for an ODL transaction. These two exchanges were pre-approved by Ripple to ensure they have the necessary technical capability to support programmatic liquidation.

The programmatic liquidation system is a communication protocol designed by Ripple to enable instant communication between ODL RPs, Tranglo and the crypto exchanges, which is conducted over the RippleNet platform. The exchanges need to be pre-approved by Ripple to ensure that they have the necessary technical capability to support ODL Transactions from all aspects (including, but not limited to, technical and liquidity capability). This programmatic liquidation system is a set of protocols that are specifically designed for the purpose of instantaneous liquidation of XRP for ODL Transactions in a programmatic manner. Once an ODL transaction is executed by an ODL RP, and the XRP is sent from the ODL RP’s wallet to Tranglo’s wallet, the programmatic liquidation system will automatically notify Tranglo and concurrently Tranglo will automatically send a set of sell instructions to the crypto exchange to execute the liquidation process for the XRP in Tranglo’s crypto wallet, until the targeted fiat currency is obtained. If there’s inadequate XRP in the Slippage pool and thus inadequate XRP in Tranglo’s wallet, the exchange will stop and put on hold the selling order of Tranglo. Selling will resume when adequate XRP is deposited by Ripple to replenish the Slippage Pool.

8.	We note your revisions in response to comment 10 and your disclosure in the first paragraph on page 186 related to the $100,000 of fiat currency being sent from the ODL RP to Tranglo for prefunding purpose. This statement is inconsistent with your disclosure in Step 4 of Fund Flows in which Tranglo receives 300K of XRP from the ODL RP.

Response: The Company, on behalf of Seamless, respectfully advises the Staff that the Fund Flows on page 186 assumes the US dollar equivalent value of 300K XRP is $100,000. In that example, the ODL RP has specifically asked for US$100,000, which requires the liquidation of 300K XRP. For any ODL transaction executed, the ODL RP specifically requests to obtain certain amount of fiat currency from the ODL transaction. RippleNet calculates the number of XRP needed based on the market price. In the example above, 300K XRP is needed in order to convert into US$100,000. The ODL RP sends 300K XRP which is equivalent to sending US$100,000 to Tranglo for prefunding purpose. Ultimately, Tranglo will always prefund the ODL RP US$100,000 regardless of the changes to XRP market price and the ODL RP needs to repay Ripple US$100,000 regardless of how the of the changes to XRP market price during or after the ODL transaction. At the time the chart was created, the value of XRP was approximately $0.333, and had been in that range. At more recent prices, it would take fewer XRP to reach $100,000.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 12

9.	Provide us with your accounting analysis with specific citation to authoritative literature describing and supporting Tranglo’s accounting for Ripple’s On-Demand Liquidity. As part of that analysis, identify the agreements that Tranglo has with Ripple, the ODL RP and any other party involved with the product. For each such agreement, summarize the rights and obligations of the parties to the agreement and ensure your accounting analysis explains and evaluates, with specific citation, the Company’s accounting for such rights and obligations. To the extent beneficial to an understanding of your accounting for those rights and obligations, provide the related journal entries. If there was alternative accounting approaches you considered and rejected, describe that portion of your analysis through specific citation to authoritative literature. In this regard, your disclosure suggests that Tranglo takes control of XRP, sells it, and at a minimum, has entered into Pay-Out Support Provider Agreement that, in part involves the Slippage Pool and, conveys rights and obligations to Tranglo that appear to have the effect of capping the U.S. dollar value of the pre-funding Tranglo retains.

Response:

As more fully set forth below, Seamless has conducted an analysis of the contracts and the economic substance of the transactions involving XRP. While there is no direct guidance under US GAAP on how to account for the transaction. Seamless has looked at analogous literature as well as IFRS, which has similar standards. Seamless has concluded that the accounting treatment described below is correct for the following reasons.

1.	The legal agreements among Tranglo and Ripple describe the status of the Slippage Pool as a bailment.

2.	Tranglo never benefits or suffers a loss from, a shift in valuation of the XRP in its Slippage Pool or during the ODL transaction process.

3.	An ODL transaction occurs through a process designed by Ripple, and while it takes place on third party exchanges, each step has been approved and coordinated by, Ripple. Tranglo has no ability to alter or stop an ODL transaction that is in process, except in the event the Slippage Pool is not enough for the liquidation of XRP to generate the requested amount of fiat currency as agreed in an ODL transaction.

4.	As a result of the above, Tranglo should be properly viewed as merely a liquidation agent for the ODL RP for the sole purpose of completing the ODL transactions..

5.	Other than as a result of its own negligence or misconduct, Tranglo has no obligations to either RippleLabs, Ripple Services, the ODL RP or the crypto exchange for the value of the XRP.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 13

Accounting treatment on ODL is illustrated as below:

	Tranglo Slippage Pool with Exchange (XRP Wallet)	Tranglo Account with Exchange (USD Wallet)	Accounting Entry for Tranglo
Ripple Services Prefund 500,000 XRP into Tranglo Slippage Wallet	+ 500,000.00	-	No recognition of XRP is made given XRP ownership in the slippage pool is under bailment arrangement
ODL RP purchases 300,000 XRP at an agreed Market price of USD0.3333, and thus guaranteed price of USD100,000 from Ripple Labs. ODL RP drawdown 300,000 XRP from its account and sent to Tranglo	Not applicable, this arrangement is between Ripple Labs and ODL RP
Receipt of XRP in Tranglo wallet from ODL RP	+300,000.00	-	Dr Funding to Exchange (XRP wallet) $100,000 Cr Unearned Revenue – Prefunding from Customer (ODL RP) $100,000
XRP is instantaneously liquidated into fiat (assuming market price of XRP has now moved to USD0.34 within 30 seconds of the whole ODL transaction including liquidation	-294,117.65	+100,000.00	Dr Funding to Exchange (USD) $100,000 Cr Funding to Exchange (XRP wallet) $100,000
Tranglo withdraws USD on daily basis to its own bank account	-	-100,000.00	Dr Bank $100,000 Cr Funding to Exchange (USD) $100,000
Balance C/F	505,882.35	-	Remaining slippage pool on bailment, no recognition of XRP is made
ODL RP makes another purchase of XRP at USD100,000 from Ripple Labs (assuming market price of XRP is now USD0.4 when ODL RP commits). ODL RP draws down 250,000 XRP from its Bailment account and send it to Tranglo	Not applicable, this arrangement is between Ripple and ODL RP
Receipt of XRP in Tranglo wallet from ODL RP	+250,000	-	Dr Funding to Exchange (XRP wallet) $100,000 Cr Unearned Revenue – Prefunding from Customer (ODL RP) $100,000
XRP is instantaneously liquidated into fiat (assuming market price of XRP has now moved to USD0.35 within around 30 sec of the execution of the ODL transaction and liquidation of XRP	-285,714.29	+100,000.00	Dr Funding to Exchange (USD) $100,000 Cr Funding to Exchange (XRP wallet) $100,000
Tranglo withdraws USD on daily basis to its own bank account	-	-100,000.00	Dr Bank $100,000 Cr Funding to Exchange (USD) $100,000
Balance C/F	470,168.06	-	Remaining slippage pool on bailment, no recognition of XRP is made

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 14

From the above illustration:

1. XRP maintained in Tranglo’s Slippage Pool is governed by a bailment arrangement and is therefore legally and economically owned by Ripple; and

2. Any XRP transferred from ODL RP to Tranglo is programmatically liquidated without Tranglo gaining any benefit, or bearing any loss, from any XRP price fluctuation. Tranglo will only and always receive USD100,000 (using the example above) regardless of the appreciation/depreciation of XRP.

3. The liquidation (selling) process of XRP received by Tranglo in an ODL transaction is initiated automatically and promptly, and ceases when and only when the full amount of fiat currency is obtained. Tranglo has no discretion nor control over this liquidation process.

Therefore, Tranglo will only record the guaranteed fiat currency received from liquidation of the XRP received from the ODL RPs for executing the ODL transactions, and record the fiat currency as prefunding deposited by Customers.

SAB 121 would govern the way crypto assets are recorded on the financial statements of a company. While SAB 121 typically covers assets held as custodian on behalf of customers or others, Tranglo used the same analysis in determining whether or not the XRP in the slippage pool should be considered an asset of Tranglo. Given that the XRP is coming from an ODL RP and is to be deposited with Tranglo with Tranglo maintaining an obligation to deliver fiat currency to the ODL RP, Tranglo believed this was appropriate.

Before applying SAB 121, an issuer must first determine whether it has control of the crypto assets. An issuer that has control of crypto assets would not be in the scope of SAB 121 and would record a crypto asset as its own. In determining whether an issuer controls, and therefore should record an asset and a related liability it holds on behalf of its customers, an issuer may consider the following factors, among others:

●	The nature of the rights and obligations of the parties defined under legal or regulatory frameworks, or under the terms of a contract.

●	The rights of the customers to the crypto assets held on their behalf in the event the custodian files for bankruptcy.

●	The ability of the customer or custodian to transfer, loan, pledge, or encumber the crypto assets.

●	The ability of the customer to access the private key or transfer the crypto assets to another wallet at any time.

●	Which party bears the risk of loss as a result of fraud or theft.

●	Which party obtains the benefits of price appreciation and the impact of price depreciation.

●	The degree of segregation of crypto assets held on behalf of customers from crypto assets owned by the custodian.

●	The evidence of ownership of the crypto assets that are held on behalf of the customers.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 15

As analyzed below using the foregoing factors, Tranglo determined that it does not own or legally and economically control the XRP deposited in its wallet:

●	The nature of the rights and obligations of the parties in this instance are defined by the agreements between Tranglo and Ripple. Under the Master Agreement, Tranglo does not have legal title to the XRP in its Slippage Pool. The XRP in the Slippage Pool belongs only to Ripple. Ripple has all the benefit from, and burden of, any gain or loss on the liquidation of the Slippage Pool. Tranglo has no right to withdraw or transfer XRP from the Slippage Pool at any time for any purpose. As for Tranglo’s customers, the ODL RPs, Tranglo is obligated only to make available a specified amount of fiat currency as provided in the ODL RP funding transaction. Tranglo never holds XRP for the ODL RPs before or after any ODL transaction.

●	In the event that Tranglo files for bankruptcy, the rights to the XRP inside Tranglo’s crypto wallet belong only to the Slippage Pool and thus Ripple. All ODL RPs would only have claims against Tranglo for the fiat currency.

●	Tranglo does not have any right to transfer, loan, or pledge the XRP in its Slippage Pool other than pursuant to the programmatic liquidation discussed above. Since Tranglo does not hold any crypto assets for its customers, ODL RPs, Tranglo has no way to transfer or use the customer’s crypto assets.

●	Tranglo does not hold the private key for its crypto wallet where the Slippage Pool XRP are deposited. The crypto exchange holds the private key. Tranglo only holds the API key generated by the crypto exchange, which allows it to access the wallet. As the XRP in the Slippage Pool belongs only to Ripple, Tranglo has no right to transfer the crypto assets to another wallet at any time. For the XRP received from the ODL RPs, Tranglo has no right to transfer, pledge, hold or make use of it in any way other than selling the XRP immediately after receiving it for the purpose of completing the ODL transactions. For crypto assets in Tranglo’s Slippage Pool, only when the fraud or theft is Tranglo’s fault, such as if its API key or password stolen, will Tranglo be responsible for the loss. Further, if Ripple is to claim loss against Tranglo for any loss in the Slippage Pool due to faults of the crypto exchange or other parties, Tranglo can claim loss against the crypto exchange for compensation. Tranglo may also recover from the crypto exchange if Tranglo can prove the loss of XRP was due to the exchanges’ fault. The discussion of the relevant legal documents are as follows:

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 16

Independent Reserve

●	Indemnity (Clause 12.1) (as amended) of Terms and Conditions for Users:

12.1 To the maximum extent permitted by law, you hereby agree to be liable for any action, liability, cost, claim, demand, loss, damage, proceeding or expense (Loss) of any nature arising under tort, statute, equity, contract or some other cause of action that we suffer as a result of:

a) your negligent or wrongful acts or omissions;

b) your breach of any law, regulation or rules;

c) any damage that you cause to our Platform or any other user, person or entity;

d) your use of the Platform or Services; or

e) your violation of these Terms and Conditions or Privacy Policy, but you will not be liable for any Loss to the extent such Loss is the direct result of our negligent or wrongful acts or omissions.

Coins.ph

●	Clause 10 of Memorandum of Agreement dated 12 May 2021 (to be read together with coins.ph Terms of Service on its website)

●	10. Each Party undertakes to indemnify and hold the other party and its affiliates, directors, officers, employees, strategic partners, licensors, and their suppliers harmless against all direct liabilities, damages, losses, costs, fees (including legal fees), and expenses relating to any allegation or third-party legal proceeding, including any action arising from CLIENT’s use of the Service in breach of this Agreement or Terms of Service and any claim that CLIENT used the Service in a manner that infringes a third party’s rights or violates applicable law.

As Tranglo does not hold any crypto assets for ODL RPs, Tranglo does not bear any risk for ODL RPs’ loss of crypto assets. As for the very short time period during an ODL transaction between the receiving of XRP by Tranglo and the immediate liquidation of XRP thereafter, in the event that there is loss of the XRP involved, Tranglo will only be responsible for the loss, if there is fraud or the theft is Tranglo’s fault, such as if its API key or got password stolen. Further, if the ODL RP claims a loss against Tranglo for any loss of XRP in an ODL transaction as a result of the fault of the crypto exchange or other parties, Tranglo can make a claim for that loss against the crypto exchange for compensation.

●	Only Ripple Services can benefit or suffer from the price fluctuation of crypto assets in the Slippage Pool. Tranglo does not otherwise own any crypto assets for its own account. Also, Tranglo does not benefit or suffer from the price fluctuation of crypto assets for any ODL transactions it conducts.

●	The crypto exchange is the custodian of Tranglo’s wallet and thus the Slippage Pool, which holds the crypto assets on behalf of Tranglo. The crypto exchange stores many customers’ crypto assets in a unique omnibus wallet and segregates the assets of different customers through the use of sub-custodian virtual accounts. On the other hand, Tranglo aggregates the Slippage Pool account with the account for receiving XRP from ODL transactions, using the same crypto wallet. This arrangement was specifically requested by Ripple to facilitate the operation of Slippage Pool. Tranglo does not own crypto assets and do not hold any crypto assets on behalf of its customers, ODL RPs. Therefore, either before or after the completion of any ODL transactions, the XRP in Tranglo’s crypto wallet belongs solely to the Slippage Pool and thus belongs to Ripple Services.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 17

●	Tranglo’s crypto wallet holds XRP of the Slippage Pool, which is an arrangement specified by the bailment arrangement. No crypto assets held inside the Slippage Pool belong to anyone, except Ripple Services.

Following this evaluation, if an issuer determines it does not have ownership or legal or economical control of the crypto assets, a reporting entity should evaluate whether it has an obligation to safeguard its customers’ crypto assets under SAB 121. In assessing whether an issuer has an obligation either directly or through an agent acting on its behalf to safeguard a customer’s crypto assets, an issuer may consider the following factors, among others:

●	Business model: Does the reporting entity describe its business model as one of safeguarding customers’ crypto assets?
●	Customer relationship:

○	Do the reporting entity’s customers access information about their crypto assets through the reporting entity’s platform, application, or website?
○	Would the customer expect the reporting entity to resolve issues or complaints?
○	Does the reporting entity have a contractual obligation or an obligation implied by customary business practices or published policies to safeguard the assets?
○	Does the reporting entity maintain the record keeping and statements that detail the customer’s crypto assets?

●	Contractual terms with the customer: Do the reporting entity’s customers know that the reporting entity is utilizing a sub-custodian or are the terms and conditions silent regarding the use of sub-custodians (i.e., would the customer view the reporting entity as responsible for safeguarding the crypto assets)?
●	Contractual terms with the sub-custodian: Is the account with the sub-custodian an omnibus wallet (which would indicate that the reporting entity is responsible for tracking crypto assets at the individual customer level) or segregated and set up at the individual customer level?
●	Cryptographic key information: Does the reporting entity maintain cryptographic key information?

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 18

As analyzed below using the foregoing factors, Tranglo determined that it does not have an obligation either directly or through an agent acting on its behalf to safeguard a customer’s crypto assets.

●	Tranglo does not hold crypto assets for its customers, ODL RPs, nor does Tranglo hold any self-owned crypto assets, therefore Tranglo does not have a business in safeguarding customers’ crypto assets. Further, our business model is to keep and safeguard only fiat currency holdings of customers, including the ODL RPs, in their prefunding pools.
●	Only the crypto exchange provides Tranglo the application and website for accessing the crypto wallet of the Slippage Pool and for reporting the crypto assets under its custody. As for Tranglo’s customers, the ODL RPs, even though the ODL RPs send XRP to Tranglo for prefunding purposes, Tranglo only provides ODL RPs access to information about their fiat currency holdings, such as their prefunding pools, through Tranglo’s platform. As Tranglo does not hold any crypto assets for its customers, it does not provide any information about ODL RPs’ crypto assets in related to the ODL transactions, either during or after an ODL transaction.
●	Only the crypto exchange is responsible for resolving issues or complaints in relation to the crypto holdings of Tranglo’s crypto wallet. Tranglo is only responsible for resolving issues and complaints on fiat related transactions for our customers, ODL RPs. Because Tranglo does not hold any crypto assets of its ODL RPs, and the ODL transactions are conducted using the RippleNet platform, Tranglo has no role or responsibility to handle any issues or complaints in relation to the crypto asset operations of ODL transactions. RippleNet is responsible for handling the issues or complaints in relation to the crypto operations of ODL transactions.
●	Regarding the Slippage Pool and the very short time period when XRP is transferred and liquidated in an ODL transaction, Tranglo only has the Recipient Credential liabilities, which include safeguarding the PIN, API key and passcodes accessing the Slippage Pool. Tranglo is not responsible for any loss or fraud due to problems with the crypto exchanges or other parties. On the other hand, Tranglo does have the responsibility to safeguard its customers’ fiat currency funds.
●	It is the crypto exchange that maintains the record keeping of the Slippage Pool. On the other hand, Tranglo is only responsible to maintain record keeping and statements in relation to Tranglo’s customers’ fiat holdings or transactions. Tranglo does not keep any records of ODL RP’s crypto assets holdings or transactions whether related to an ODL RP or otherwise.
●	Both Tranglo and the Ripple entities know that the crypto exchange is using sub-custodian accounts for Tranglo’s crypto wallet. As for ODL RPs, Tranglo only maintains fiat currency holdings for them.
●	Tranglo never hold any crypto assets for its ODL RPs and Tranglo also never holds any self-owned crypto assets. Therefore, save for the short period of time when ODL transactions and liquidation are conducted, all XRP inside Tranglo’s crypto wallet belongs to the Slippage Pool and there is no need for Tranglo to track crypto assets inside the Slippage Pool.
●	The crypto exchange holds the private key for Tranglo’s crypto wallet. Tranglo only holds API key generated by the exchange for accessing its wallet. As Tranglo never keep crypto assets for its ODL RPs, it does not have any information or knowledge about ODL RPs’ private keys.

Based on this analysis, Seamless determined that Tranglo does not own or legally and economically control the crypto assets and therefore, Seamless does not record the crypto assets on its balance sheet. Further, SAB 121 does not apply to Tranglo as Tranglo does not have an obligation to safeguard its customers’ crypto assets under SAB 121.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 19

Transactions with Certain Shareholders, page 249

10.	Please revise your disclosure here, and elsewhere as appropriate, to explain the purpose of the Master XRP Commitment to Sell Agreement and the related Line of Credit Addendums between Ripple Labs and GEA Limited. Please file these agreements as exhibits, or tell us why you believe you are not required to do so. To the extent that the Commitment to Sell Agreement allowed GEA Limited to purchase XRP from Ripple Labs, make this clear and indicate the amount purchased to date and clearly indicate that Seamless Group is the guarantor for repayment of all obligations incurred in connection with the Commitment to Sell Agreement and Lines of Credit. Indicate whether Seamless will incur and/or pay such debts in connection with the divestiture of GEA Limited. Disclose the total amount guaranteed under the Deed of Guarantee as of the most recent practicable date. Please also disclose, and add risk factor disclosure as appropriate, any limitations placed on Seamless by the Deed of Guarantee that could have a material impact. We note, for example, that Section 6.11 prohibits Seamless from incurring any additional financial indebtedness prior to the closing of the SPAC Transaction without prior written consent of Ripple Labs, and after the closing Seamless cannot incur any financial indebtedness that would materially affect its guarantee of GEA Limited’s debt to Ripple. Please also clearly disclose the right of first refusal granted to Ripple Labs for all transfers and sales of shares, and disclose whether Ripple Labs could acquire a majority interest in Tranglo in this way.

Response: The Company respectfully advises the Staff that Seamless has revised its disclosure to explain the purpose of the Master XRP Commitment to Sell Agreement and the related Line of Credit Addendums between Ripple Labs and GEA Limited and included a description of the Master XRP Commitment and Line of Credit Addendums on page 251 of the Amended Registration Statement. The Company has filed these agreements under Exhibit 10.28.

11.	Please add a risk factor discussing the material risks relating to the Shareholders’ Agreement between Tranglo, Seamless and Ripple Labs. We note in particular that Tranglo cannot undertake certain actions or transactions without the consent of Ripple Labs or one of Ripple’s directors who serve on the Tranglo board, including a sale of assets, changes in capital structure, amendments to governing documents, incurrence of debt, changes in the nature and/or scope of the business, entry into long-term agreements and commercial agreements, approval of and amendments to the budget, opening or closing of bank accounts, and approval of financial statements to be submitted to general meetings. These are just examples. Please ensure that your disclosure throughout clearly conveys the degree of control exercised by Ripple Labs through the Shareholders’ Agreement, and explains the specific actions and transactions that require approval of Ripple Labs.

Response: The Company respectfully advises the Staff that the Company has included the risk factor on page 55 of the Amended Registration Statement.

Index to Financial Statements, page F-1

12.	We note your disclosure throughout the filing of Seamless’s financial information as of and for the three months ended March 31, 2023. Item 8.A.5. of Form 20-F states: “If, the date of the document, the company has published interim financial information that covers more current period than those otherwise required by this standard, the more current interim financial information must be included in the document.” Please tell us your consideration of including March 31, 2023 interim financial statements.

Response: The Company respectfully advises the Staff that Seamless is not a public company in any jurisdiction and as a result has not published any interim financial statements in any jurisdiction. As a result, the Company has not included the March 31, 2023 financial statements of Seamless. The Company is aware of its obligations to provide more recent financial statements of Seamless in the circumstances the Staff notes and intends to comply with those obligations.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 20

Condensed Statement of Cash Flows, page F-21

13.	Please tell us your consideration of recording the sale of investments in your trust account as an investing cash inflow and the redemption of your Class A ordinary shares as a financing cash outflow in your statement of cash flows. Refer to ASC 230-10-45.

Response: The Company respectfully advises the Staff that the Company determined that in accordance with Accounting Standards Codification Topic 230, disclosure of the cash flow financing activities, and investing activities in relation to the redemption of Series A ordinary shares for the quarter ended March 31, 2023, needs to be restated. The redemption of the Class A ordinary shares of $109,309,854 was classified as a non-cash item and should have been disclosed as an inflow of cash in investing activities, and outflow of cash in financing activities. In connection with the reclassification, on August 4, 2023, the Company had filed quarterly report on Form 10-Q/A for the quarter ended March 31, 2023 (“Amended Form 10-Q”). Further, concurrently with the Amended Form 10-Q, the Company had filed a current report on Form 8-K regarding non-reliance on previously issued financial statements. The Company also revised the statement of cash flow in the Amended Registration Statement to conform to the presentation in the Amended Form 10-Q.

Note 2 Summary of significant accounting policies

(a) Basis of presentation and principles of consolidation, page F-44, page F-44

14.	We note from your disclosure on page 55 that Ripple owns 40% of Tranglo and has certain contractual rights that could disrupt Tranglo’s existing business or prevent your ability to expand it. Please provide us your detailed analysis of the guidance in ASC 81010 related to Entities Controlled by Contract on whether you should consolidate Tranglo. Refer to ASC 810-10-05-14 thru 16, ASC 810-10-15-18 thru 22 and ASC 810-10-25-60 thru 81.

Response: The Company respectfully advises the Staff that the contractual rights disclosure on page 55 relates to a shareholders agreement (the “Agreement”) between Tranglo, Ripple Labs. and Seamless. This is not a contract for Ripple to manage Tranglo as contemplated by ASC 810-10-15. Tranglo’s board of directors, which consists of three members from Seamless and two from Ripple, manage Tranglo’s daily operations. The rights are those of a noncontrolling interest and therefore we look to ASC 810-10-25-5-2 through 14 to determine if the rights are protective or participating.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 21

Ripple Labs’ involvement in the daily operation of Tranglo rests only on the appointment of Ripple Executive Officer, who reports directly to the Chief Executive Officer of Tranglo, and is responsible for matters relating to the adoption of RippleNet in ODL transactions by Tranglo, as well as the geographic expansion and product roadmap of RippleNet services. The Ripple Executive Officer is not authorized to attend any board meetings or involved in management’s decision makings of Tranglo’s daily operation. Except for the Ripple Executive Officer, Ripple directors are not involved in the daily operations of Tranglo. Their roles are only to attend and consider matters presented in the board meetings. The above arrangement was put into place solely for the promotion of ODL and RippleNet.

Therefore, Seamless determined that the above ASC does not apply to Tranglo.

A more detailed analysis of 810-10-25-5 follows.

810-10-25-5

The assessment of whether the rights of a noncontrolling shareholder or limited partner should overcome the presumption of consolidation by the investor with a majority voting interest or limited partner with a majority of kick-out rights through voting interests in its investee is a matter of judgment that depends on facts and circumstances. The framework in which such facts and circumstances are judged shall be based on whether the noncontrolling rights, individually or in the aggregate, allow the noncontrolling shareholder or limited partner to effectively participate in certain significant financial and operating decisions of the investee that are made in the ordinary course of business.

Effective participation means the ability to block significant decisions proposed by the investor who has a majority voting interest or the general partner. That is, control does not rest with the majority owner because the investor with the majority voting interest cannot cause the investee to take an action that is significant in the ordinary course of business if it has been vetoed by the noncontrolling shareholder.

810-10-25-6

All noncontrolling rights could be described as protective of the noncontrolling shareholder’s or limited partner’s investment in the investee, but some noncontrolling rights also allow the noncontrolling shareholder or limited partner to participate in determining certain significant financial and operating decisions of the investee that are made in the ordinary course of business (referred to as participating rights).

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 22

Participation means the ability to block actions proposed by the investor that has a majority voting interest or the general partner. Thus, the investor with the majority voting interest or the general partner must have the agreement of the noncontrolling shareholder or limited partner to take certain actions. Participation does not mean the ability of the noncontrolling shareholder or limited partner to initiate actions.

Ripple Labs’ rights are enumerated in the Reserved Matters section of the Agreement by requiring the consensus of both parties, Seamless and Ripple, for such matters. These reserved matters are not directly related to the ordinary course of Tranglo’s business and are only there to protect the interest of Ripple Labs as the passive investor who is not directly involved in the daily operation of Tranglo. Examples of Reserved Matters are amending the Constitution, changing the maximum and minimum number of directors of Tranglo, and undergoing an initial public offering or any public offer of shares in Tranglo.

In addition, as stated above, the board of Tranglo is comprised of five board members, of which three are appointed by Seamless and two by Ripple Labs. Seamless has the right to appoint the chairman of the board. Dr Hui, Chief Executive Officer of Seamless, is now the chairman of Tranglo’s board. Tranglo’s board is the ultimate authoritative governing body of Tranglo to decide on all ordinary business operations. This includes the appointment of executives or other staff, onboarding of customers, reviewing the operating results, determining the directions of business development and capital allocations.

All decisions on Tranglo’s ordinary course of business are made by a simple majority vote of the board, which is held by Seamless. Further, as Chairman of the board, Dr. Hui works closely with the management team of Tranglo, including the Chief Executive Officer and Chief Financial Officer, in all daily matters regarding the ordinary course of business of Tranglo.

Based on the above, Seamless has concluded that the rights of Ripple Labs are protective and not participating, and that Seamless effectively controls Tranglo’s ordinary course of business and thus includes it in its consolidated financial statements.

Securities and Exchange Commission
Office of Trade and Services
Division of Corporation Finance
August 11, 2023
Page 23

Exhibits

15.	It appears that you have redacted terms from certain of the exhibits, such as the Shareholders’ Agreement filed as Exhibit 10.26(a) and Schedule 1 of the Pay-Out Support Provider Agreement filed as Exhibit 10.16. To the extent that you have redacted terms from any of the exhibits and intend to do so in accordance with Item 601(b)(10)(iv) of Regulation -K, revise to indicate which exhibits include redacted information and include a prominent statement on the first page of each redacted exhibit that certain information has been excluded because it is both not material and is the type that the registrant treats as private or confidential, to the extent accurate.

Response: The Company respectfully advises the Staff that in accordance with Item 601(b)(10)(iv) of Regulation S-K, the Company has revised Exhibit 10.26(a) and Exhibit 10.16 in the Amended Registration Statement to indicate exhibits include redacted information and include a prominent statement on the first page of each redacted exhibit that certain information has been excluded because it is both not material and is the type that the Company treats as private or confidential.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/Yuta N. Delarck
Yuta N. Delarck, Esq.

cc:	Alexander Edgarov, Chief Executive Officer, INFINT Acquisition Corporation